Exhibit 17.1

Lawrence S. Bellone
cleangreen2008@aol.com

January 16, 2008

William Behrens
Chairman of the Board
Xethanol Corporation
1185 Avenue of the Americas
New York, NY 10036

Dear Mr. Behrens,

Please accept this letter as notice of my resignation from the Xethanol Board of Directors effective immediately.

Previously, at the November 12, 2007 Board meeting, I informed the Board that I would not be standing for reelection as a director at the Company’s upcoming annual meeting. My decision was based on disagreements with the current management and Board regarding the Company’s performance in 2007 and its future direction. At that meeting I made a presentation to the Board in which I expressed my concerns with the current state of the Company and recommended several management and operating changes to the Company as well as an action plan for 2008. After a private deliberation, the Board rejected the recommended changes and action plan.

In spite of the actions of the Board, I decided to remain a director until the annual meeting in order to continue to voice growing concerns and be a catalyst for change, which I firmly believed was in the best interest of the shareholders. Change has not occurred and my continued efforts to work for change have been met with resistance, indifference, silence or further rejection.

I remain one of the Company’s larger shareholders and a true believer in the opportunities in alternative energy and the potential for Xethanol. I will continue to engage the Company and work with other likeminded investors in an effort to increase shareholder value.

Sincerely,

/s/ Lawrence S. Bellone

cc: Xethanol Board of Directors